December 13, 2004

Via Facsimile ((202) 942-9638) and EDGAR transmission

Abby Adams, Esq.
Special Counsel
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Centillium Communications, Inc. Schedule TO-I filed November 30, 2004 File No. 5-60607

Dear Ms. Adams:

          On behalf of Centillium Communications, Inc. (the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 8, 2004. For your convenience, the text of the Staff’s comments is set forth below in bold, followed by the response. All the responses set forth herein have been reviewed and approved by the Company. We are also concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes discussed below.

Offer to Purchase

1.	It is unclear whether the company has disclosed the ratio of earnings to fixed charges and the book value per share as required by Item 1010(a)(3) and (4) of Regulation M-A. Please revise the filing to include this information or advise us of its location. If the disclosure is not included in the information which was disseminated to option holders, please advise us how you intend to disseminate the revised information. Also, please tell us why you do not believe the pro forma information in Item 1010(b) is material.

          In response to the Staff’s comments, the Company has revised Section 10 of the Offer to Exchange, appearing on page 44 of the Offer to Exchange, to include disclosure of the Company’s book value per share as of September 30, 2004 and a statement regarding the deficiency of the Company’s earnings to meet its fixed charges for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004. The Company will disseminate this information to option holders by recirculating the full revised Offer to Exchange, with a cover note indicating that the only change to the document is the inclusion of the Company’s book value per share and ratio of earnings to fixed charges information on page 44 of the Offer to Exchange.

          We respectfully advise the Staff that the Company does not believe that pro forma information disclosing the effect of the Company’s stock option exchange program would be material to an eligible employee’s decision whether to participate in the offer. Neither the cancellation of existing stock options that are surrendered by Company employees for cancellation nor the grant of new options in exchange for such cancelled stock options will have a material impact on the Company’s financial statements. The new stock options that will be granted on June 30, 2004 with an exercise price equal to the fair market value of the Company’s common stock on such date. Therefore, under generally accepted accounting principles (GAAP) as currently in effect (and which are expected to be in effect on June 30, 2004), the Company will not recognize any expense on its GAAP income statement for the grant of the new options.

Securities and Exchange Commission
December 13, 2004

          Additionally, at the Staff’s request, we have filed concurrently with this letter, a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in the Schedule TO-I on the final day that participants can tender their options, December 28, 2004, and canceling all properly tendered options on December 29, 2004. We therefore respectfully request that if the Staff has any additional questions or comments, it direct them to us as quickly as possible.

Sincerely,

/s/ Stephen M. Welles
Stephen M. Welles
Wilson Sonsini Goodrich & Rosati

cc:	Centillium Communications, Inc. J. Scott Kamsler Dorothy An Wilson Sonsini Goodrich & Rosati Arthur F. Schneiderman